Exhibit 21.1

SUBSIDIARIES OF MOCON

The following are wholly-owned subsidiaries of MOCON, Inc.:

Name of Entity	Jurisdiction of Organization

Baseline-MOCON, Inc.	Colorado
MOCON GMBH	Germany
MOCON (Shanghai) Trading Co., Ltd.	China
MOCON Netherlands Holding B.V.	Netherlands
Dansensor A/S	Denmark
MOCON Luxembourg Sarl	Luxembourg
MOCON Denmark Holding Aps	Denmark
MOCON Denmark Financing I/S	Denmark